UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

CompuCredit Holdings Corporation
(Name of Subject Company (Issuer))

CompuCredit Holdings Corporation
(Name of Filing Person (Issuer))

3.625% Convertible Senior Notes due 2025
5.875% Convertible Senior Notes due 2035
(Title of Class of Securities)

20478N AA 8
20478N AB 6
20478N AC 4
20478N AD 2
(CUSIP Number of Class of Securities)

J. Paul Whitehead, III
Chief Financial Officer
CompuCredit Holdings Corporation
Five Concourse Parkway
Suite 400
Atlanta, Georgia 30328
(770) 828-2000
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy  to:

W. Brinkley Dickerson, Jr.
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 5200
Atlanta, Georgia 30308
(404) 885-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$80,000,000	$5,704

(*)Calculated solely for purpose of determining the amount of the filing fee and based on the purchase of $160.0 million in aggregate principal amount outstanding of 3.625% Convertible Senior Notes due 2025 (the “2025 Notes”), plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment, at the maximum tender offer price of $500 per $1,000 principal amount of the 2025 Notes.

(**)The amount of the filing fee, $71.30 for each $1,000,000 of value of the 2025 Notes was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $5,704	Filing party: CompuCredit Holdings Corporation
Form or Registration No.: Schedule TO	Date filed: January28, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross- Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to offers by CompuCredit Holdings Corporation, a Georgia corporation (“CompuCredit” or the “Company”), to purchase for cash up to $160.0 million aggregate principal amount of the Company’s 3.625% Convertible Senior Notes due 2025 (the “2025 Notes”) validly tendered and accepted, and the Company’s 5.875% Convertible Senior Notes due 2035 (the “2035 Notes” and, together with the 2025 Notes, the “Notes”) in an aggregate principal amount up to the amount of the Tender Cap remaining (if any) for the purchase of the 2035 Notes following the purchase of the 2025 Notes validly tendered and accepted. The Notes were originally issued by CompuCredit Corporation pursuant to the Indentures. The Offers are made upon the terms and subject to the conditions contained in the Offer to Purchase, dated January 28, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a form of which is attached hereto as Exhibit (a)(1)(ii). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

The Offer to Purchase and the Company’s obligation to purchase and pay for the Notes validly tendered and not validly withdrawn pursuant to the Offer to Purchase is conditioned upon at least $80.0 million in aggregate principal amount of 2025 Notes (representing 34.7% of the outstanding 2025 Notes) being validly tendered within the indicated range for the  2025 Notes and not validly withdrawn (the “Minimum Tender Condition”) and the other general conditions to the Offers set forth in the Offer to Purchase discussed under the heading “The Offers — Conditions to the Offers” being satisfied or waived on or prior to the Expiration Date.

This Schedule TO is being filed in satisfaction of the requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to all items in this Schedule TO, as more particularly set forth below.

This amendment is being filed solely to reference additional CUSIPs related to the Notes.

Item 1.  Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference to this Item 1.

Item 2.  Subject Company Information.

(a) Name and Address. The name of the issuer of the Notes is CompuCredit Holdings Corporation (as successor in interest to CompuCredit Corporation). The address of CompuCredit’s principal executive offices is Five Concourse Parkway, Suite 400, Atlanta, Georgia 30328. Its telephone number is 770-828-2000.

(b) Securities. The subject classes of securities are the 2025 Notes and the 2035 Notes of the Company. The information set forth under the captions “The Offers – Description of the Notes – The 2025 Notes” and “The Offers – Description of the Notes – The 2035 Notes” in the Offer to Purchase is incorporated herein by reference. As of January 27, 2010, there were $230.5 million and $156.0 million aggregate principal amount of the 2025 Notes and the 2035 Notes outstanding, respectively.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. There is, however, no established trading market for the Notes, and we believe that trading in the Notes has been limited. The Notes originally issued in private placement transactions are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages Market, commonly referred to as the PORTAL Market; however, those Notes registered and resold under our registration statement pursuant to the Securities Act of 1933 Act, as amended, are not eligible for trading on the PORTAL Market. The information set forth in the Offer to Purchase under the caption “Market Price Information” is incorporated herein by reference in response to this Item 2(c).

Item 3.  Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person. The business address and business telephone number of the Company are set forth under Item 2(a) above.  The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” is incorporated herein by reference to this Item 3.

Item 4.  Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” “The Offers” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference to this Item 4(a).

(b) Purchases. The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

          The information set forth under the captions “The Offers – Description of the Notes” in the Offer to Purchase are incorporated herein by reference. The Company has entered into the following agreements in connection with the Notes:

●
Indenture, dated as of November 23, 2005, between CompuCredit Holdings Corporation (as successor in interest to CompuCredit Corporation) and Wachovia Bank, National Association, as trustee, relating to the 2025 Notes;

●
Supplemental Indenture, dated as of June 30, 2009, by and among CompuCredit Corporation, CompuCredit Holdings Corporation, and U.S. Bank National Association (as successor in interest to Wachovia Bank, National Association), as trustee, relating to the 2025 Notes;

●
Indenture, dated as of May 27, 2005, between CompuCredit Holdings Corporation (as successor in interest to CompuCredit Corporation) and Wachovia Bank, National Association, as trustee, relating to the 2035 Notes; and

●
Supplemental Indenture, dated as of June 30, 2009, by and among CompuCredit Corporation, CompuCredit Holdings Corporation, and U.S. Bank National Association (as successor in interest to Wachovia Bank, National Association), as trustee, relating to the 2035 Notes.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the captions “Answers to Questions You May Have – Information About the Offers – Why is CompuCredit offering to purchase your Notes?” and “The Offers – Purpose of the Offers” is incorporated herein by reference to this Item 6(a).

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption “Answers to Questions You May Have – Information About the Offers – What will CompuCredit do with the Notes purchased?” is incorporated herein by reference to this Item 6(b).

(c) Plans. The information set forth under the caption “Distribution Policy” in the Offer to Purchase” is incorporated herein by reference to this Item 6(c).

Item 7.  Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption “The Offers – Sources and Amount of Funds,” is incorporated herein by reference to this Item 7(a).

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(b) Conditions. The information set forth in the Offer to Purchase under the captions “The Offers – Sources and Amount of Funds” and “The Offers – Conditions to the Offers” is incorporated herein by reference to this Item 7(b).

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the caption “The Offers – Sources and Amount of Funds,” is incorporated herein by reference to this Item 7(d).

Item 8.  Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” is incorporated herein by reference to this Item 8(a).

(b) Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” is incorporated herein by reference to this Item 8(b).

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the captions “Dealer Manager; Information Agent and Depository” is incorporated herein by reference to this Item 9.

Item 10. Financial Statements.

The Company does not believe it is required to include financial information due to the fact that this information is not material to holders of the Notes because, among other reasons, the consideration offered consists solely of cash, the Offers are not subject to any financing condition, and the Company is a public reporting company that files reports electronically through EDGAR.

Item 11. Additional Information.

The information set forth in the Offer to Purchase and the Letter of Transmittal to this Schedule TO is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated January 28, 2010.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	IRS Form W-9.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated January 28, 2010.*
(b)	None.
(d)(1)
Indenture, dated as of November 23, 2005, between CompuCredit Holdings Corporation (as successor in interest to CompuCredit Corporation) and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to CompuCredit Corporation’s Current Report on Form 8-K filed November 28, 2005).

(d)(2)
Supplemental Indenture, dated as of June 30, 2009, by and among CompuCredit Corporation, CompuCredit Holdings Corporation, and U.S. Bank National Association (as successor in interest to Wachovia Bank, National Association), as Trustee (incorporated by reference to Exhibit 4.1 to CompuCredit Holdings Corporation’s Current Report on Form 8-K filed July 7, 2009).

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Exhibit No.	Description
(d)(3)
Indenture, dated as of May 27, 2005, between CompuCredit Holdings Corporation (as successor in interest to CompuCredit Corporation) and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to CompuCredit Corporation’s Current Report on Form 8-K filed May 31, 2005).

(d)(4)
Supplemental Indenture, dated as of June 30, 2009, by and among CompuCredit Corporation, CompuCredit Holdings Corporation, and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as Trustee (incorporated by reference to Exhibit 4.2 to CompuCredit Holdings Corporation’s Current Report on Form 8-K filed July 7, 2009).

(g)	None.
(h)	None.
___________
* Previously filed

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUCREDIT HOLDINGS CORPORATION

	By:	/s/ J.Paul Whitehead, III
Name: J.Paul Whitehead, III
Title: Chief Financial Officer

Dated: January 29, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated January 28, 2010.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.